UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces the Status of Share Repurchases and the Conclusion of the Share Repurchase Plan (Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on January 26, 2016, in Kyoto, Japan

Nidec Announces the Status of Share Repurchases and

the Conclusion of the Share Repurchase Plan

(Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 of

the Company Law of Japan)

Nidec Corporation (NYSE: NJ) (the ”Company”) today announces the status of the Company’s share repurchases under its repurchase plan in accordance with the Articles of Incorporation pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

The Company’s share repurchase plan authorized by the Board of Directors on January 22, 2015 has been concluded as of January 26, 2016. Neither the number nor yen amount of the shares repurchased reached the upper limit of this repurchase plan resolved by the Board of Directors, reflecting the stock market trend during the repurchase period.

Details of Share Repurchase

1. Period of share repurchase: From January 1, 2016 through January 26, 2016

2. Class of shares: Common stock

3. Number of shares repurchased: 1,530,000 shares

4. Total repurchase amount: 12,013,495,500 yen

Reference

A)

Details of the share repurchase plan authorized by the Board of Directors on January 22, 2015

1. Class of shares: Common stock

2. Total number of shares that may be repurchased: Up to 4,000,000 shares

(1.42% of total number of shares issued, excluding treasury stock)

3. Total repurchase amount: Up to 24 billion yen

4. Period of repurchase: From January 27, 2015 through January 26, 2016

B)

Total number and yen amount of shares repurchased from January 27, 2015 through January 26, 2016, pursuant to the authorization of the Board of Directors described above:

1. Total number of shares repurchased: 1,789,800 shares

2. Total repurchase amount: 14,149,658,100 yen

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